UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2002

TOTAL FINA ELF S.A.
 (Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   [x]    Form 40-F   [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes   [  ]    No   [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
s(b) : 82-     .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: May, 14th 2002	By :/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1 : TotalFinaElf to support economic activity in Toulouse (April 11, 2002).

•	EXHIBIT 99.2 : TotalFinaElf to sell its Fluorinated Telomers Business to Dupont (April 30, 2002).

•	EXHIBIT 99.3 : TotalFinaElf May 7, 2002 Annual Meeting Highlights of Chairman and CEO Thierry Desmarest's address (May 7, 2002).

•	EXHIBIT 99.4 : TotalFinaElf May 7, 2002 Annual Meeting (May 7, 2002).

•	EXHIBIT 99.5 : TotalFinaElf responds to false allegations about activities in Myanmar (May 8, 2002).

•	EXHIBIT 99.6 : Iran: Additional Production from Dorood Field Comes on Stream (May 13, 2002).